Gretchen Passe Roin

October 2, 2025	+1 617 526 6787 (t)
+1 617 526 5000 (f)
Via Edgar Correspondence	gretchen.roin@wilmerhale.com

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attention: Kimberly McManus

Re:	Preliminary Proxy Materials for Value Line Core Bond Fund (33-01575; 811-04471)

Dear Ms. McManus:

This letter responds to comments of the staff of the Securities and Exchange Commission (“Commission”) transmitted orally to Gretchen Passe Roin and Andreane (Andy) V. Reynolds of Wilmer Cutler Pickering Hale and Dorr LLP on September 29, 2025, relating to the Preliminary Proxy Statement on Schedule-14A (the “Proxy Statement”) of the Registrant (the “Fund”) which was filed with the Commission on September 18, 2025. The Proxy Statement relates to a special meeting of the shareholders of the Fund (the “Meeting”), the purpose of which is to solicit shareholder approval of the proposed liquidation and termination of the Fund.

In response to the comments of the staff, attached hereto for electronic filing on behalf of the Fund pursuant to Rule 14a-6(b) of Regulation 14A under the Securities Exchange Act of 1934 (the “1934 Act”) and Rule 101(a) of Regulation S-T are definitive proxy materials consisting of a notice of meeting, the Proxy Statement, and a form of proxy card (the “Definitive Proxy Materials”). Pursuant to Rule 14a-6(d) of Regulation 14A under the 1934 Act, please be advised that the Fund intends to mail the Definitive Proxy Materials on or about October 8, 2025 to the shareholders of record of the Fund as of the record date.

For the staff’s convenience, its comments are restated below, followed by the Fund’s responses. Unless otherwise indicated, all page numbers refer to, and undefined terms have the meanings given in, the Proxy Statement as filed on September 18, 2025.

Comment 1

Please confirm that the Fund will stay current on all its obligations pending the completion of the liquidation, if approved by shareholders, and the dissolution of the Fund.

Response 1

Confirmed.

Wilmer Cutler Pickering Hale and Dorr llp, 60 State Street, Boston, Massachusetts 02109

Beijing Berlin Boston Brussels Denver Frankfurt London Los Angeles New York Oxford Palo Alto Waltham Washington

October 2, 2025

Comment 2

Please ensure that the Fund’s class ticker and class identifier status will be changed to “inactive” once the liquidation is consummated and that the Fund will file a deregistration application on Form N-8F following the liquidation.

Response 2

Confirmed.

Comment 3

Please advise whether Codification Topic 450 of GAAP will be used in the accounting for the liquidation of the Fund.

Response 3

The Fund is not aware of any scenario that currently exists or is likely to develop that would cause the Fund to utilize Codification Topic 450 in the accounting for the liquidation of the Fund.

Comment 4

Please furnish the information required by Item 403 of Regulation S-K.

Response 4

The information required by Item 403 of Regulation S-K is found on page 14 of the Proxy Statement filed on September 18, 2025. Page 14 of the Proxy Statement (in the section titled “Ownership of Shares of the Fund”) will be updated to provide current data as follows, with additions underlined and deletions struck-though:

As of August 31, 2025, ~~July 31, 2025,~~ the following persons or entities owned beneficially or of record more than 5% of the outstanding shares of the Fund:

Name and Address of Shareholder	Number of Shares Beneficially Owned	Percent of Shares Outstanding
Charles Schwab & Co. Inc. 211 Main Street San Francisco, CA 94105	224,884 ~~227,855~~	8.41% ~~8.5%~~

October 2, 2025

Comment 5

Page 7 of the Proxy Statement states:

The Adviser stated that it had reviewed the following possible alternatives for the Fund: (1) continuation of the Fund with increased marketing; (2) gradual liquidation of the Fund; and (3) a prompt liquidation of the Fund. The Adviser reported to the Trustees that it had considered the viability of each alternative and had concluded that a prompt liquidation of the Fund was the only viable alternative consistent with the best interests of the shareholders of the Fund.

Please disclose why the Adviser concluded that prompt liquidation was the only viable alternative, not gradual liquidation or increased marketing.

Response 5

The last sentence of that paragraph on page 7 will be revised by adding the underlined text:

The Adviser was not confident that further marketing efforts would increase the Fund’s size sufficiently, and the Adviser considered that, unlike a gradual liquidation, a prompt liquidation before December 31, 2025 would avoid the additional costs to shareholders of a year-end audit for the 2025 fiscal year and other year-end costs, such as an annual report.

Comment 6

Please provide an estimate of the value of any speculative or contingent assets that the Fund holds, the collection of which the Fund may elect not to pursue.

Response 6

The Fund does not hold currently, or anticipate holding at liquidation, any speculative or contingent assets.

Comment 7

Page 4 of the Proxy Statement states (in response to the question: “How will the liquidation and dissolution of the Fund affect me?”) that, if the Fund is liquidated and dissolved, “the Fund will sell its assets, pay its debts, and distribute the net proceeds and any income to shareholders.” What will happen to the liquidation proceeds pending distribution?

October 2, 2025

Response 7

The Fund will ensure that liquidation proceeds are delivered to shareholders promptly and, in any event, no later than five business days from the date of the shareholder approval of the liquidation and termination of the Fund.

Comment 8

On page 5 of the Proxy Statement, consider beginning the answer to the question: “Will liquidating the Fund create U.S. federal income tax consequences for shareholders?” with a short response “Yes, if held by a taxable account.”

Response 8

The Proxy Statement will be revised as proposed.

Comment 9

Page 5 of the Proxy Statement states (in response to the question: “Will liquidating the Fund create U.S. federal income tax consequences for shareholders?”) that “[t]he liquidation of the Fund’s assets may also cause the Fund to recognize income, gains and/or losses, and the Fund may be required to distribute any net income or net gains as a taxable distribution to shareholders.” Does the Fund expect to make a taxable distribution of net income or net gains? If so, please disclose an estimate.

Response 9

The Fund expects to make a taxable distribution of net income, but not net gains, in connection with the liquidation. The estimated amount of net investment income that will be distributed to shareholders is approximately $0.015 to $0.035 per share. That estimated amount is less than the typical monthly distribution of net investment income in 2025 (approximately $0.040 per share) by the Fund. As a result, we respectfully submit that disclosure of the range is unnecessary.

Comment 10

Did the Trustees consider a merger of the Fund with another mutual fund as an alternative to liquidation of the Fund? Please disclose and address the Trustees’ evaluation of that option on page 7 of the Proxy Statement.

October 2, 2025

Response 10

The Adviser considered, but did not recommend to the Trustees, a merger with another mutual fund as an alternative to the liquidation of the Fund because of the incrementally greater expense to its shareholders of conducting a merger, compared to a liquidation, and because of the lack of another fund in the Value Line fund family with a sufficiently similar investment strategy to warrant consideration of a merger. The foregoing sentence will be added to the end of the paragraph on page 7 of the Proxy Statement, immediately following the sentence revised in Response 5 above.

Comment 11

Page 8 of the Proxy Statement states (in the section titled “Summary of the Plan of Liquidation and Termination of the Fund”) that “[i]f the Fund is unable to make distributions to all of the Fund’s shareholders because of an inability to locate shareholders to whom distributions are payable, the distributions payable to such shareholders under the Plan will be subject to applicable abandoned property laws.” Please confirm that the Fund will use reasonable efforts to locate all shareholders.

Response 11

Confirmed.

Comment 12

Page 10 of the Proxy Statement states that: “[b]eneficiaries who may receive a distribution from an IRA or other tax-advantaged account as a result of the liquidation of the Fund (e.g., if such account cannot hold the Liquidation Distribution) should consult with their own tax advisers regarding the tax consequences to them of such a distribution.” Please revise the Proxy Statement to provide examples of when an IRA or other tax-advantaged account would not be able to hold a Liquidation Distribution.

Response 12

The following sentence will be added, immediately following the sentence noted in the staff’s Comment 12 to explain: A distribution from a retirement account may occur, for example, if Fund shares are held through a retirement account that has a limited range of investment options and the proceeds of the Liquidation Distribution are not reinvested in one of the other available options.

October 2, 2025

Comment 13

Consider deleting the following two sentences at the end of page 11 of the Proxy Statement, given that there is only a single proposal that will be voted on at the Meeting: “A shareholder vote may be taken on one or more proposals prior to such adjournment if sufficient votes for a proposal’s approval have been received and it is otherwise appropriate. Any such vote will be final regardless of whether such Meeting is adjourned with respect to any other proposal.”

Response 13

The Proxy Statement will be revised as proposed.

Comment 14

On page 12 of the Proxy Statement, please remove the disclosure indicating that broker non-votes may be counted for quorum purposes. Instead, please revise the disclosure to state that “if a beneficial owner does not provide voting instructions to its broker, the broker is not permitted to give a proxy and such shares will not count towards quorum.”

Response 14

The relevant paragraph on page 12 of the Proxy Statement will be revised as follows, with additions underlined and deletions struck though:

If a beneficial owner does not provide voting instructions, the broker is not permitted to give a proxy and such shares will not count towards quorum. It is the Fund’s understanding that, because broker-dealers, in the absence of specific authorization from their customers, will not have discretionary authority to vote any shares held beneficially by their customers on the Proposal to be presented at the Meeting, there are unlikely to be at the Meeting any “broker non-votes” (i.e., proxies from brokers or nominees indicating that such persons have not received instructions from the beneficial owners or other persons entitled to vote shares as to a particular matter with respect to which the brokers or nominees do not have discretionary power to vote). However, in the event that broker non-votes are received, such broker non-votes will not be counted as shares present at the Meeting for purposes of establishing a quorum, nor will they ~~but will not~~ be counted as a vote for or against the Proposal. In contrast, ~~Similarly,~~ abstentions will not be counted for or against any proxy to which they relate but will be counted as votes present at the Meeting for purposes of determining whether a quorum is present. As a result, abstentions ~~and broker non-votes~~ will generally have the effect of a vote against the proposal.

October 2, 2025

Comment 15

On pages 9 and 13, the Proxy Statement indicates “As described in “Reasons for the Liquidation,” the Adviser estimates that the total cost will be approximately $140,000, which will be split between the Fund and the Adviser and partially offset by a waiver of the management fee.” Please clarify whether the Adviser’s waiver of the management fee is separate from and additional to (i.e., does not reduce) the amount the Adviser will pay as its half of the approximately $140,000 total cost.

Response 15

The relevant sentence on pages 9 and 13 of the Proxy Statement will be revised as follows, with additions underlined and deletions struck though:

As described in “Reasons for the Liquidation,” the Adviser estimates that the total cost will be approximately $140,000, which will be split between the Fund and the Adviser. In addition, the Adviser will ~~and partially offset by a~~ waive~~r of~~ the management fee through the date of the Meeting and, if the Proposal is approved, through the date of the Fund’s liquidation.

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Per the staff of the Commission’s request and pursuant to the Commission’s press release (“Commission Staff to Publicly Release Comment Letters and Responses,” 2004-89), the Fund acknowledges the following:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

October 2, 2025

•	the Fund may not assert these staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that these responses adequately address your comments. Should you have any further questions or comments, please do not hesitate to contact me at (617) 526-6787.

Very truly yours,

By:	/s/ Gretchen Passe Roin
Gretchen Passe Roin

CC:	Andreane V. Reynolds, Esq.
Peter Lowenstein, Esq.